Filer: Harris Financial, Inc.
                                           Subject Company: York Financial Corp.
                                           Registration Statement No.: 333-40048

                       [Logo of Waypoint Financial Corp.]
               (Proposed Holding Company for Harris Savings Bank)

Up to 26,450,000
Shares of Common Stock
Price: $10 Per Share

Waypoint Financial Corp., newly formed to replace Harris Financial, Inc. as the holding company for Harris Savings Bank, is conducting an offering of common stock. Shares may be purchased directly from Waypoint Financial during the offering period.

This stock offering expires at 10:00 AM on September 25, 2000.

                          You Are Cordially Invited...

             ...to an informational meeting and reception to learn
           about the business focus of Waypoint Financial, its stock
            offering and the proposed merger of Harris Savings Bank
                 and York Federal Savings and Loan Association.

               To make a reservation to attend the informational
              meeting, call the Stock Information Center toll-free
                               at 1-877-902-7556.

                         Wednesday, September 13, 2000
                     Radisson Penn Harris Convention Center
                        1150 Camp Hill Bypass, Camp Hill
                                    7:00 PM

                           Light Refreshments Served

[Logo of Harris Savings Bank]
[Logo of York Federal Savings and Loan Association]

Harris Financial has filed a prospectus and related documents with the Securities and Exchange Commission, and Harris Financial and York Financial Corp. have filed a joint proxy statement and prospectus and related documents with the Commission. We urge stockholders and potential investors to read these documents because they contain important information relating to the offering of the stock and the proposed merger. You can obtain these documents free of charge at the Commission's website, http://www.sec.gov. To receive a copy of the prospectus free of charge, call the Stock Information Center toll-free at 1-877-902-7556, Monday through Friday, 9:00 AM to 4:00 PM.

The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.